February 24, 2026

Nicolai Brune
Chief Financial Officer
RenX Enterprises Corp.
100 Biscayne Blvd., #1201
Miami, FL 33132

       Re: RenX Enterprises Corp.
           Registration Statement on Form S-3
           Filed February 17, 2026
           File No. 333-293528
Dear Nicolai Brune:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Leslie Marlow